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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

        This report on Form 6-K contains a press release dated October 25, 2002, announcing Sonera Corporation's 3Q02 interim report for period July-August 2002.

SONERA CORPORATION

STOCK EXCHANGE RELEASE 1(33)

October 25, 2002 at 9.15 a.m.

SONERA'S INTERIM REPORT JULY-SEPTEMBER 2002

SONERA REPORTS A THIRD CONSECUTIVE RECORD QUARTER FOR UNDERLYING EBITDA, ACQUIRES CONTROL IN FINTUR AND INCREASES SUBSCRIBER BASE BY 60%

        —Underlying EBITDA rises to EUR 199 million in the third quarter (EUR 183 million in the corresponding quarter in 2001), once again the highest-ever quarterly amount.

        —Operating profit improves to EUR 100 million (63) in the third quarter. Excluding non-recurring items, the underlying operating profit improves to EUR 114 million (99).

        —Profit before income taxes and minority interest improves significantly to EUR 77 million (loss of EUR 352 million) in the third quarter. Excluding non-recurring items, the underlying profit before income taxes and minority interest improves to EUR 91 million (50).

        —Earnings per share are EUR 0.04 (loss per share EUR 0.35) in the third quarter.

        —Cash provided by operating activities rises to EUR 220 million in the third quarter (84) and free cash flow improves to EUR 157 million (EUR 10 million negative).

        —Equity-to-assets ratio improves from the second quarter to 37% at the end of September. Net debt decreases slightly to EUR 2,132 million.

        —Sonera (HEX:SRA, Nasdaq: SNRA) acquires control in Fintur GSM operations in Eurasia and adds 1.5 million subscribers. Sonera consolidates Fintur as of September 2002.

        —Exchange offer for the merger of Sonera and Telia starts in October.

        —Sonera upgrades its full-year 2002 outlook: underlying EBITDA to improve by more than one-third from the 2001 level and to be at the level of 35% of revenues.

CONSOLIDATED KEY FIGURES

	July–Sept.			Jan–Sept.
EUR million			Change %			Change %	Full year 2001
	2002	2001		2002	2001
Revenues	551	549	—	1,635	1,631	—	2,187
Comparable revenue growth (%)	5.3	10.2	—	6.4	9.6	—	7.6
Underlying EBITDA	199	183	9	585	407	44	562
Underlying EBITDA margin(%)	36.1	33.3	—	35.8	25.0	—	25.7
Underlying operating profit	114	99	15	339	155	119	230
Reported operating profit	100	63	59	201	989	(80)	951
Equity income (loss) in associated companies	5	(41)	112	(3,974)	(135)	n/m	(202)
Underlying profit (loss) before income taxes and minority interest	91	50	82	193	(15)	n/m	(4)
Reported profit (loss) before income taxes and minority interest	77	(352)	122	(3,832)	453	(946)	445
Reported net income (loss)	47	(325)	114	(2,616)	353	(841)	409
Cash provided by operating activities	220	84	162	509	106	380	197
Capital expenditures on fixed assets	63	94	(33)	170	266	(36)	359
Free cash flow	157	(10)	n/m	339	(160)	312	(162)
Investments in shares and shareholder loans	32	106	(70)	155	497	(69)	572
Proceeds from sale of shares and other assets	25	768	(97)	1,135	1,943	(42)	2,193
Net debt	2,132	4,494	(53)	2,132	4,494	(53)	3,268
Shareholders' equity	1,921	3,558	(46)	1,921	3,558	(46)	4,575
Return on capital employed(%)	9.0	(13.3)	—	(77.5)	9.9	—	7.9
Return on shareholders' equity(%)	10.3	(34.3)	—	(105.2)	13.8	—	10.5
Equity-to-assets ratio (%)	36.7	39.1	—	36.7	39.1	—	52.4
Net debt-to-equity ratio (gearing)(%)	104.8	107.1	—	104.8	107.1	—	71.2
Earnings (loss) per share (EUR)	0.04	(0.35)	111	(2.35)	0.39	(703)	0.44
Shareholders' equity per share (EUR)	1.72	3.93	(56)	1.72	3.93	(56)	4.10
Average number of shares (thousands)	1114752	906091	23	1114752	906091	23	924346
Shares outstanding at end of period (thousands)	1114752	906091	23	1114752	906091	23	1114752
Average number of personnel	7,412	10,442	(29)	8,176	10,904	(25)	10,482

        The interim financial statements have not been audited. The information on associated companies and other major investments which is given in this interim report is based on reports received from the companies or on press releases published by the companies.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President, Corporate Communications & IR

For further information, please contact:
Mr Kim Ignatius, CFO, tel. +358 2040 54015,
email: kim.ignatius@sonera.com

        Mr Jari Jaakkola, Executive Vice President, Corporate Communications & IR, tel. +358 2040 65170, email: jari.jaakkola@sonera.com

        Mr Samppa Seppälä, Vice President, Investor Relations, tel. +358 2040 63416, email: samppa.seppala@sonera.com

        In the United States, mr. Steve Fleischer, Vice President, Investor Relations, tel. +1 973 448 4616, email: steve.fleischer@sonera.com

        DISTRIBUTION:

        Hex Helsinki Exchanges

        Major media

PERFORMANCE CONTINUES TO IMPROVE ON ALL FRONTS DURING THE QUARTER

	July–Sept.
EUR million			Change %
	2002	2001
Revenues	551	549	—
Underlying EBITDA	199	183	9
Underlying EBITDA margin, %	36.1	33.3
Reported operating profit	100	63	59
Net income (loss)	47	(325)	114
Free cash flow	157	(10)	1,670

        Consolidated revenues in the third quarter of 2002 were EUR 551 million (EUR 549 million in the second quarter of 2001), remaining at the level of the corresponding quarter of 2001. Comparable revenues increased by 5%, taking into account businesses divested and the pro forma revenues of Fintur.

        Underlying EBITDA (excluding all non-recurring items) hit record highs for the consecutive quarter, and rose to EUR 199 million (183) in the third quarter, representing 36.1% of revenues (33.3%). The improvement was mainly due to the narrowing of EBITDA losses from Service Businesses, and the consolidation of Fintur as of September 2002.

        Underlying operating profit also improved to EUR 114 million (99) and the reported operating profit improved to EUR 100 million (63), showing a growth of 59%.

        Sonera's equity income in associated companies in the third quarter improved significantly to an income of EUR 5 million (loss of EUR 41 million), primarily due to the improved results of Turkcell and Fintur, and the discontinued equity accounting for Group 3G in Germany, the carrying value of which Sonera wrote down to zero in the second quarter.

        The underlying profit before income taxes and minority interest almost doubled to EUR 91 million (50). The reported profit before income taxes and minority interest for the third quarter rose to EUR 77 million (loss of EUR 352 million in 2001 primarily due to write-downs on Deutsche Telekom shares). The reported net income was EUR 47 million (loss of EUR 325 million) in the third quarter.

        The underlying earnings per share were EUR 0.05 (EUR 0.06) while the reported earnings per share were EUR 0.04 (loss per share of EUR 0.35).

        Cash provided by operating activities in the third quarter grew significantly to EUR 220 million (84). Cash from operating activities was improved by higher underlying EBITDA and lower interest expenses. At the same time, capital expenditures decreased to EUR 63 million (94), resulting in a considerable improvement in free cash flow (cash from operating activities less capital expenditure on fixed assets) for the third quarter to EUR 157 million (EUR 10 million negative).

        In the third quarter, the return on capital employed was 9.0% (13.3% negative) and the return on shareholders' equity was 10.3% (34.3% negative).

        During the third quarter, Sonera's average payroll was 7,412 (10,442), showing a decrease of 29%, primarily due to the divestment of business operations. At the end of September, the number of employees was 7,769, showing a decrease of 23% from the year-end 2001. The acquisition of Fintur added some 850 employees in the consolidated number.

UNDERLYING EBITDA FOR JANUARY-SEPTEMBER 44% AHEAD OF LAST YEAR

        Consolidated revenues in January-September 2002 remained at the level of the previous year and totaled EUR 1,635 million (EUR 1,631 million in January-September 2001). Comparable revenues nevertheless grew by 6%, taking into account the businesses divested and the pro forma revenues of Fintur.

        January-September underlying EBITDA (excluding all non-recurring items) improved by 44% and was EUR 585 million (407), representing 35.8% of revenues (25.0%). The improvement was mainly due to the narrowing of EBITDA losses from Service Businesses.

        Underlying operating profit more than doubled to EUR 339 million (155) while the reported operating profit was EUR 201 million (989). The reported operating profit in January-September 2002 also includes capital gains of EUR 374 million mainly relating to the sales of Pannon, Sonera Info Communications, Primatel and Libancell; non-cash write-downs of EUR 476 million mainly relating to Ipse 2000, Juniper Financial Corporation and 724 Solutions Inc.; expenses of EUR 13 million relating to the planned merger with Telia; and other non-recurring expenses of EUR 23 million mainly relating to the restructuring of operations and other such efforts. In January-September 2001, the reported operating profit included non-recurring income totaling EUR 834 million, mainly relating to the sales of TietoEnator, VoiceStream and Powertel.

        Sonera's equity loss in associated companies in January-September increased to EUR 3,974 million (loss of EUR 135 million), primarily due to a non-cash write-down recorded for Group 3G in the second quarter.

        The underlying profit before income taxes and minority interest improved to EUR 193 million (loss of EUR 15 million), mainly due to significant improvement in the underlying EBITDA. As a consequence of the non-cash write-downs of international UMTS investments, the reported loss before income taxes and minority interest for January-September was EUR 3,832 million (profit of EUR 453 million). The reported net loss was EUR 2,616 million (profit of EUR 353 million) in January-September.

        The underlying earnings per share improved to EUR 0.15 (loss per share of EUR 0.01) while the reported loss per share was EUR 2.35 (earnings per share of EUR 0.39).

        Cash provided by operating activities in January-September grew almost five-fold to EUR 509 million (106). Free cash flow (cash from operating activities less capital expenditure on fixed assets), which is also the basis for Sonera's dividend policy, improved to EUR 339 million from the negative free cash flow of EUR 160 million in January-September 2001.

BUSINESS AREAS

        In the autumn of 2001, Sonera set itself a goal of transforming into a customer-driven business organization. As of July 1, 2002, Sonera organized all its product segments and business units in Finland into three layers that coordinate all business horizontally to create a more unified and integrated business and customer approach. The Sales and Marketing layer is responsible for the overall profitability of customer segments or individual large corporate customers. The Products and Services layer is responsible for the product portfolio and the development of new products and services. The Production and Networks layer is responsible for the mobile, backbone and local networks.

        To support the integrated approach, Sonera also plans to simplify its legal structure in Finland by merging its wholly-owned subsidiaries Sonera Telecom, Sonera Entrum, Sonera Solutions, Sonera Gateway, Sonera Plaza and Sonera Juxto into the parent company Sonera Corporation by the end of 2002.

MOBILE COMMUNICATIONS FINLAND REPORTS A STRONG QUARTER

	July–Sept.
EUR million			Change %
	2002	2001
Revenues	312	307	2
Underlying EBITDA	162	158	3
Underlying EBITDA margin, %	51.9	51.5
Reported operating profit	132	126	5
Capital expenditures	22	25	—
Subscriptions at the end of the period, thousands (1)	2,501	2,441	2
GSM customer churn, % (annualized)	11.0	9.5
MoU, minutes	153	149	3
ARPU, EUR	40.3	40.7	(1)

(1)
Excluding service providers.

        Revenues from Mobile Communications Finland were up 2% on the previous year, reaching EUR 312 million (307) in the third quarter. Revenue growth was slowed down by the new interconnection agreements applied starting from September 2001 and the lower SMS prices, high overall penetration, as well as the strategic goal to seek profitable growth. On the other hand, revenues were increased by the increased usage of mobile services and the revised revenue sharing of mobile-originated international call revenues between Mobile Communications Finland and Sonera Telecom from the beginning of 2002. Revenues from non-voice services decreased slightly to EUR 36 million (37) in the third quarter.

        The profitability of the business area continued to be very strong. Underlying EBITDA for the third quarter was EUR 162 million (158), corresponding to 51.9% of revenues (51.5%). Operating profit was EUR 132 million (126). Profitability improved due to increased revenues and continued cost control and process development efforts. Capital fexpenditures for the business area were EUR 22 million during the third quarter (25).

        Revenues for the nine months January-September totaled EUR 932 million (907), showing a rise of 3% on the previous year. Underlying EBITDA for January-September rose to EUR 473 million (463), corresponding to 50.8% of revenues (51.0%) and operating profit improved to EUR 380 million (368). Capital expenditures for January-September totaled EUR 63 million (75). The simplified free cash flow measure as applied to Sonera's business areas, underlying EBITDA less capital expenditure, improved by 6% to EUR 410 million (388) in January-September.

        During the third quarter, the average monthly use of a Sonera mobile subscription rose by 3% to 153 minutes (149) and average monthly revenues per user (ARPU) were EUR 40.3 (40.7). The average number of text messages sent from a Sonera GSM subscription per month was 26.7 (25.8) during the third quarter, representing a rise of 3%.

        The number of Sonera's GSM subscriptions grew by a net 74,465 from the corresponding quarter in 2001, and was 2,472,552 at the end of September (2,398,087). The number of GSM subscriptions increased by a net 19,206 from the end of the second quarter. Sonera's primary goal is not to focus on market share at the cost of profitability, but to concentrate on creating long-term profitable growth. Annualized GSM customer churn of 11.0% for the third quarter was higher than in the third quarter last year (9.5%) due to increased price competition. Including NMT and service provider subscriptions, the total number of all mobile subscriptions in Sonera's network was 2,538,066 at the end of the third quarter.

        On September 26, 2002, Sonera launched and demonstrated, together with Nokia, the first 3G services to operate in the GSM/GPRS and UMTS networks. Customers can use the visual services with sound and image at first in the existing mobile network and later, when there are a sufficient number of dual-mode 3G terminals available, also in the UMTS network. In the future, different networks will supplement each other.

FINTUR BRINGS SIGNIFICANT FUTURE GROWTH FOR SONERA'S INTERNATIONAL MOBILE COMMUNICATIONS

	Reported(1)			Pro forma(2)
	July–Sept.			July–Sept.
EUR million			Change			Change
	2002	2001	%	2002	2001	%
Revenues	25	(1)	n/m	74	54	37
Underlying EBITDA	9	(5)	280	34	20	70
Underlying EBITDA margin, %	36.0	n/m		45.9	37.0
Reported operating profit	5	(17)	129	19	(9)	311
Equity income (loss) in associated companies, before goodwill amortization	13	(32)	141	16	(14)	214
Capital expenditures	5	—	n/m	12	12	—
Subscriptions at the end of the period, thousands
Subsidiaries	1,502	—	n/m	1,502	1,061	42
Associated companies	18,700	16,160	16	18,700	15,099	24

(1)
Includes Fintur from the beginning of September 2002.

(2)
Pro forma presents the Fintur transaction as if it had already taken place on July 1, 2001.

        In August 2002, Sonera completed the purchase of an additional 23.24% interest in Fintur Holdings B.V. from the Çukurova Group, raising its total holding in Fintur to 58.55%. As part of the transaction, Fintur's loss-making technology and media businesses were sold to the Çukurova Group. Sonera paid a purchase price of approximately EUR 117 million and assumed interest-bearing net debt of Fintur of approximately EUR 125 million.

        Fintur operates through its majority-owned subsidiaries in the emerging GSM markets of Azerbaijan, Georgia, Kazakhstan and Moldova. As of September 30, 2002, Fintur had approximately 1.5 million subscribers, a growth of 42% as compared to September 30, 2001. As the mobile penetration rates in each of these countries are currently estimated to be less than 10%, Sonera believes that Fintur will make a significant contribution to Sonera's revenue growth in the future. In each of the countries, the Fintur-owned operator is the first or second largest in the market.

        Sonera has consolidated Fintur as of September 2002. Therefore, only one month of Fintur's results of operations is included in Sonera's income statement for the third quarter. For the full third quarter, Fintur recorded revenues of USD 67 million (USD 49 million in the third quarter of 2001), underlying EBITDA of USD 34 million (21) and operating profit of USD 21 million (9).

        Sonera's equity income in mobile associated companies, before goodwill amortization, was EUR 13 million (loss of EUR 32 million) in the third quarter, mainly due to improved results of Turkcell and Fintur as compared to the third quarter of 2001, as well as the discontinued equity accounting for Group 3G.

        Estimated aggregate revenues of mobile associated companies were EUR 758 million and increased by 16% in comparable terms, primarily due to MegaFon. At the end of the third quarter, the aggregate number of customers of these associated companies was estimated at 18.7 million, as compared to 15.1 million at the end of the corresponding quarter in 2001 (excluding Fintur).

        Equity income recorded from Turkcell was EUR 1 million (loss of EUR 16 million) for Sonera's third quarter. Turkcell is consistently included in Sonera's equity income with a three-month lag. Turkcell's net income turned positive in the second quarter as a result of the subscriber growth effects on revenues and EBITDA. Turkcell further improved its financial results in the third quarter of 2002 and reported net income of USD 59 million as a result of higher revenues and better margins. Therefore, Sonera will record approximately EUR 22 million of equity income from Turkcell for Sonera's fourth quarter of 2002. Turkcell met its financing obligations by repaying over USD 650 million of debt and other payables in the first three quarters of 2002, and even waived its option to extend debt repayments to two local banks. Turkcell's cash balance increased to USD 305 million at the end of the third quarter. Turkcell added approximately 1.1 million net new subscribers during the third quarter and on September 30, 2002, Turkcell had 14.9 million customers, consisting of 4.7 million post-paid and 10.2 million pre-paid subscribers.

        Equity income recorded from other GSM associated companies decreased to EUR 15 million (18) in the third quarter, primarily due to the sale of Pannon GSM during the first quarter of 2002.

        In Russia, the restructuring of MegaFon has been completed, and Sonera holds 26% in the new company. The customer base of MegaFon grew by approximately 600,000 during the third quarter and totaled approximately 2.3 million at the end of September. MegaFon is the only operator in Russia with licenses spanning the whole country.

        After Sonera wrote down to zero the carrying value of its 42.8% owned German UMTS associated company Group 3G in the second quarter, Sonera no longer records equity losses from Group 3G. In the third quarter of last year, Sonera recorded an equity loss of EUR 16 million from Group 3G.

        In July, Sonera, together with the majority shareholder of Group 3G, the management of Group 3G and a third party advisor, analyzed the feasibility of the business plan that was approved for Group 3G in November 2001. Based on the first six months of experience in and the future outlook for the German market, and based on continued delays in 3G technologies and the higher cost of capital, the shareholders of Group 3G believe that the original strategy for the company is no longer feasible. The Board of Directors of Group 3G decided in July to freeze the operations of Group 3G by the end of 2002. On October 15, Group 3G announced that it will end its GSM/GPRS network service in mid-November. The customers have the option to migrate to T-Mobile without having to pay a connection fee.

        To ensure the sufficiency of shareholders' equity in Group 3G, the majority shareholder of Group 3G, Telefónica Móviles, may decide to increase the shareholders' equity of Group 3G. This may lead to a significant dilution of Sonera's interest in Group 3G, or may even decrease Sonera's interest in Group 3G to zero. The dilution is based on a fair market value to be determined for Group 3G at the time of a share capital increase. Sonera has already earlier committed itself not to invest additional funds in Group 3G. As Sonera wrote down to zero its carrying value of Group 3G shares in the second quarter, any dilution would not result in additional loss for Sonera.

        Additionally, the completion of Sonera's planned merger with Telia will give Telefónica Móviles the right to purchase Sonera's share in Group 3G, at Telefónica Móviles' option and at fair market value. According to the shareholders' agreement, the determination of fair market value is based on appraisals of at least two international investment banks, one appointed by Sonera and the other by Telefónica Móviles.

        As part of its quarterly review of carrying values, Sonera has performed an impairment analysis on Xfera of Spain (Sonera 14.2%) as of September 30, 2002. The analysis supports the carrying value of EUR 72 million for Xfera. Sonera also has capital commitments of a maximum of EUR 278 million to invest in the shareholders' equity of Xfera. The Spanish government also released part of the originally EUR 428 million performance guarantees in June and July 2002. The outstanding performance guarantees were EUR 383 million on September 30, 2002.

EBITDA LOSSES OF SERVICES BUSINESSES CLEARLY WITHIN TARGET

	July–Sept.
EUR million			Change
	2002	2001	%
Revenues	67	76	(12)
Underlying EBITDA loss	(8)	(48)	83
Reported operating loss	(20)	(71)	72
Capital expenditures	1	23	(96)

        Revenues from Service Businesses decreased by 12% to EUR 67 million (76) in the third quarter, primarily due to the divestment of Sonera Info Communications at the end of March 2002. Underlying EBITDA loss for the business area decreased significantly to EUR 8 million (loss of EUR 48 million). Reported operating loss for the business area decreased to EUR 20 million (loss of EUR 71 million) and underlying operating loss decreased to EUR 18 million (loss of EUR 62 million) in the third quarter. Capital expenditure for the business area decreased to EUR 1 million during the third quarter (23).

        Revenues in the nine months January-September totaled EUR 213 million (233), showing a decrease of 9% on the previous year. The growth in comparable revenues for January-September was 13%, taking into account disposals of businesses. Underlying EBITDA loss for January-September decreased to EUR 31 million (loss of EUR 203 million). Due to sales gains recorded in the first quarter, the reported operating profit in January-September was EUR 2 million (loss of EUR 253 million). The underlying operating loss decreased to EUR 60 million (loss of EUR 239 million). Capital expenditures for January-September totaled EUR 9 million (50). The simplified free cash flow measure as applied to Sonera's business areas, underlying EBITDA loss plus capital expenditure, narrowed to EUR 40 million (253) of cash spent in January-September.

        Sonera SmartTrust's revenues decreased to EUR 5 million (10) in the third quarter mainly due to the lack of larger deliveries during the quarter. Sonera SmartTrust's underlying EBITDA loss decreased to EUR 3 million (loss of EUR 4 million). At the end of September, Sonera SmartTrust's order backlog was EUR 19 million.

        In July 2002, Sonera entered into an agreement to sell a slightly greater than 50% interest in SmartTrust AB to a group of private equity investors for a total consideration of EUR 35 million. After the transaction was completed in October 2002, Sonera's interest in SmartTrust AB decreased to below 50% and Sonera will account for its remaining interest in SmartTrust AB under the equity method of accounting.

        Sonera Zed's revenues grew to EUR 12 million (7) in the third quarter. Underlying EBITDA loss narrowed significantly to EUR 2 million (loss of EUR 30 million). Sonera estimates that the underlying EBITDA loss of Sonera Zed will be clearly below EUR 20 million for the full year 2002, as compared to a loss of EUR 129 million in 2001.

        In August 2002, Sonera completed the sale of a 15% interest in its former wholly owned subsidiary Sonera Zed to Yahoo! Inc. The transaction was effected through a primary issue of new Sonera Zed shares to Yahoo!. Pursuant to the terms of the investment agreement, Yahoo! has the right to purchase up to 100% of Sonera Zed over the next two years, at a price to be determined by Sonera Zed's operational performance, or withdraw from the transaction. Sonera did not record a significant gain from the sale.

        Sonera Plaza's revenues amounted to EUR 14 million (11) in the third quarter. Underlying EBITDA loss narrowed to EUR 1 million (loss of EUR 5 million). The number of Sonera Internet subscriptions in Finland totaled approximately 262,000 at the end of September.

        Sonera Juxto's revenues were EUR 15 million (18) in the third quarter and underlying EBITDA loss was EUR 2 million (loss of EUR 3 million).

        Other units within the business area, primarily related to Sonera's Corporate Research & Development activities, recorded mostly intra-Group revenues of EUR 21 million (16) and the underlying EBITDA loss narrowed to zero (loss of EUR 1 million) during the third quarter.

INCREASING INTEREST IN BROADBAND SERVICES CREATES FUTURE POTENTIAL FOR SONERA TELECOM

	July–Sept.
EUR million			Change
	2002	2001	%
Revenues	233	255	(9)
Underlying EBITDA	44	64	(31)
Underlying EBITDA margin, %	18.9	25.1
Reported operating profit	17	30	(43)
Capital expenditures	29	30	(3)
Equity income in associated companies, before goodwill amortization	5	7	(29)
Equivalent access lines at the end of the period, thousands	729	760	(4)
Residential broadband subscriptions at the end of the period, thousands	48	4	n/m

        Revenues from Sonera Telecom were EUR 233 million (255) during the third quarter, decreasing by 9% mainly due to the sale of Primatel and the Gateway leasing business at the end of May 2002. On a comparable basis, however, revenues increased by 2% when taking into account disposals of businesses.

        Underlying EBITDA for the business area decreased to EUR 44 million (64) in the third quarter, primarily due to the revised revenue sharing of mobile international call revenues between Sonera Telecom and Mobile Communications Finland from the beginning of 2002 and the sale of Primatel and Gateway operations. Underlying EBITDA, however, improved when compared to the second quarter of 2002. The reported operating profit was EUR 17 million (30) and the underlying operating profit was EUR 16 million (36). Capital expenditure for the business area was reduced to EUR 29 million (30) during the third quarter.

        Revenues for the nine months January-September decreased by 3% to EUR 740 million (760). The growth in comparable revenues was 4% in January-September, taking into account disposals of businesses. Underlying EBITDA for January-September was EUR 137 million (173). The reported operating profit was EUR 86 million (84) and the underlying operating profit was EUR 46 million (81) in January-September. Capital expenditures for January-September were reduced to EUR 78 million (115). The simplified free cash flow measure as applied to Sonera's business areas, underlying EBITDA less capital expenditure, therefore improved slightly to EUR 59 million (58) in January-September.

        In the third quarter, revenues from domestic voice services fell 9% to EUR 49 million (54) as local lines and domestic call minutes declined further. Traffic was reduced due to ADSL and other broadband connections replacing the dial-up Internet traffic.

        Revenues from international calls decreased by 14% and were EUR 36 million (42) in the third quarter. Though international transit traffic continued to increase, revenues declined due to the revised revenue sharing with Mobile Communications Finland.

        Revenues from data services remained at the level of last year and totaled EUR 38 million (38) in the third quarter. Growth in revenues was impeded by general price erosion. The number of ADSL and other broadband consumer connections continued to show strong growth and totaled 47,918 at the end of September (4,374). Leased lines revenues amounted to EUR 14 million (15).

        In September, a survey conducted by Suomen Gallup showed that Sonera is the market leader among the providers of broadband access, with a market share of 36%. The Sonera broadband subscription has Finland's widest availability area: it is currently available at over 200 localities. In the third quarter, Sonera also signed agreements to provide a total of 30,000 broadband connections to the housing stock of various real estate firms. Each resident can decide whether to connect to the service or not. In August, Sonera completed the installation of Finland's largest broadband local area network for the Student Housing Foundation of Helsinki, providing broadband access to approximately 15,000 students, with the monthly charge included in the rent of the apartment.

        In the third quarter, revenues from equipment sales decreased to EUR 29 million (35) primarily due to the sale of the Gateway leasing business at the end of May 2002.

        Sonera's equity income in its Baltic and Finnish fixed network associated companies totaled EUR 5 million (7) in the third quarter. The estimated number of subscriptions of the associated companies totaled approximately 2.3 million at the end of September.

LEGAL AND REGULATORY DEVELOPMENTS

        In July 2002, the Supreme Administrative Court accepted an appeal that Sonera filed in January against the Competition Council's decision to prohibit Sonera's acquisition of 16.7% in Loimaan Seudun Puhelin Oy (LSP). After the Supreme Administrative Court's decision, Sonera will start taking the measures required by the initial approval by the Finnish Competition Authority in August 2001. Sonera's current holding in LSP is 29.1%.

        In July 2002, the Finnish Communications Regulatory Authority (FICORA) issued its decision on a complaint filed by Telepohja Oy in January 2000 concerning the pricing of Sonera's leased line operations especially in rural areas. In its decision, the FICORA states that Sonera's pricing is cost-oriented as required by the legislation, and that Sonera has operated in compliance with the Communications Market Act (formerly, Telecommunications Market Act). Telepohja also filed a similar complaint with the Finnish Competition Authority (FCA) in January 2000; the complaint is still pending.

        In August 2002, a settlement was reached in respect of the dispute between Sonera and Harri Vatanen, former CEO of Sonera SmartTrust Ltd, about the Sonera SmartTrust technology and the termination of Mr. Vatanen's employment. The parties agreed to terminate all pending legal actions in full.

        In September 2002, the Administrative Court of Helsinki issued a decision on the appeal filed by Sonera against the decision issued in April 2001 by the Finnish Communications Regulatory Authority (FICORA, formerly the Telecommunications Administration Centre). The Administrative Court of Helsinki stated that the FICORA's opinion of Sonera's interconnection pricing in domestic mobile communications not being reasonable in relation to the actual costs would not be considered erroneous. Sonera will appeal the decision to the Supreme Administrative Court. The decision issued by the FICORA in April 2001 is not enforceable until the Supreme Administrative Court has issued its decision. Sonera believes that the correct price level for interconnection traffic should be based on commercially negotiated solutions. In the spring and summer of 2001, Sonera concluded new mobile interconnection agreements with all mobile network operators in Finland. The interconnection fees of Sonera's mobile communications are lower than those of other Finnish operators and are also low in international comparison. A similar case is also pending at the Finnish Competition Authority.

CLEARLY IMPROVED FREE CASH FLOW IS THE BASIS FOR SONERA'S DIVIDEND POLICY

        Cash provided by operating activities in the third quarter more than doubled to EUR 220 million (84). Cash from operating activities was improved by higher underlying EBITDA, lower interest expenses and also by a EUR 21 million tax refund. Cash paid for net interest expenses reduced significantly to EUR 16 million (53) in the third quarter as a result of lower net debt. Dividends received from associated companies totaled EUR 10 million (13) in the third quarter.

        Capital expenditures on fixed assets decreased by 33% to EUR 63 million (94) during the third quarter. Free cash flow (cash from operating activities less capital expenditure on fixed assets) improved to EUR 157 million in the third quarter from the negative free cash flow of EUR 10 million in the third quarter of 2001. For the nine months January-September, free cash flow amounted to EUR 339 million, as compared to negative free cash flow of EUR 160 million in the corresponding period in 2001.

        Free cash flow is also the basis for Sonera's dividend policy, according to which the objective of the Board of Directors is for the amount of dividends paid to correspond to approximately one-fourth of the Group's annual free cash flow.

        Equity investments and shareholder loans granted also remained lower than last year at EUR 32 million (106) in the third quarter. The largest individual equity investment during the quarter was the remaining payment of EUR 52 million for the Fintur acquisition in August, less cash acquired of EUR 18 million. The first part of the purchase price was paid in advance in the first quarter of 2002.

        During the third quarter, Sonera received proceeds of EUR 25 million (768) from asset sales.

NET DEBT REMAINS AT EUR 2.1 BILLION AFTER FINTUR ACQUISITON

        Net debt decreased slightly in the third quarter of 2002, despite the assuming of Fintur's net debt of approximately EUR 125 million, and totaled EUR 2,132 million on September 30, 2002 (EUR 2,142 million on June 30, 2002 and EUR 4,494 million on September 30, 2001).

        As of September 30, 2002, Sonera's net debt-to-underlying EBITDA ratio (trailing twelve-month underlying EBITDA) was 2.9, slightly down from the 3.0 as of June 30, 2002.

        Cash and short-term investments totaled EUR 647 million and available undrawn committed revolving credit facilities totaled EUR 11 million at the end of the third quarter.

        In August, Sonera repaid EUR 500 million of EMTN Floating Rate Notes with its cash funds. The amount of Sonera's short-term loans at the end of September was EUR 150 million, and the amount of long-term loans falling due during the next twelve months was EUR 383 million. Sonera intends to finance the repayments of the loans mainly with its cash funds, available undrawn committed revolving credit facilities and cash flow from operations.

        The current long-term and short-term ratings of BBB/A-2 by Standard & Poor's and Baa2/Prime-2 by Moody's are all under review for a possible upgrade.

        As of September 30, 2002, the equity-to-assets ratio increased to 37% from 33% on June 30, 2002, as a consequence of debt repayments and an increase in shareholders' equity. The equity-to-assets ratio is estimated to rise to approximately 40% by the end of the year.

        On September 30, 2002, Sonera's shareholders' equity totaled EUR 1,921 million, consisting of EUR 1,338 of restricted equity and EUR 583 million of non-restricted equity. As of September 30, 2002, the distributable funds in Sonera's consolidated shareholders' equity totaled EUR 428 million.

SONERA SHARE

        Sonera's share price has closely followed the price of the Telia AB share since the two companies announced their plans to merge in March 2002, and the average price for the third quarter declined by 14% compared to the average price for the second quarter.

        On the first trading day of the third quarter, the closing price of the Sonera share on Helsinki Exchanges was EUR 3.98, while on the last trading day of the quarter it was EUR 3.75. During the third quarter, the share had a low of EUR 3.19 and a high of EUR 4.91 on Helsinki Exchanges, and the average trading price was EUR 4.10. At the end of September, Sonera's market capitalization was EUR 4,182 million.

        In the third quarter, the trading volume of Sonera shares on Helsinki Exchanges was 194 million shares (209), with the total traded value of EUR 795 million (892). On Nasdaq, the trading volume in the third quarter was 1.4 million shares (5.0), with the total traded value of US$5.4 million (20).

        The Company's Board of Directors does not have a valid authorization to issue shares, convertible bonds or to launch a stock option scheme. The Board of Directors has the authorization to repurchase a maximum of two million Sonera Corporation shares in public trading. At the end of September, the Company had 550,000 Sonera shares in its own possession.

INVESTIGATIONS RELATING TO SONERA'S WRITE-DOWN OF UMTS INVESTMENTS

        Shortly after the write-downs relating to Sonera's investments in Group 3G and Ipse 2000 were publicly announced in July 2002, the Finnish Ministry of Transport and Communications commenced an investigation into the Ministry's involvement in Sonera's decision to bid in the third generation license auctions in Germany and Italy. On August 5, 2002, the Ministry concluded the investigation, finding that neither the Ministry, the minister nor any other state body had taken any formal decisions concerning Sonera's decision to bid in such auctions. On August 7, 2002, the Finnish Chancellor of Justice launched a separate investigation, the results of which were announced on October 8, 2002. According to the findings, the Finnish government or its individual members have not participated in Sonera's UMTS decisions, and the members of the government and the civil servants at the Ministry of Transport and Communications have not breached their official duty or acted in an otherwise illegitimate manner in connection with the UMTS decisions. Both of these investigations related to the Finnish State's own decision-making process in relation to state-controlled companies, in this case Sonera, and not to any decision-making process within Sonera itself. Accordingly, Sonera's management does not believe the investigations, or any action taken in response thereto, will have a material effect on Sonera.

        On August 22, 2002, Sonera announced the results of an extensive internal examination on anonymous malpractice claims. An anonymous writing circulated on the Internet claimed that there had been malpractices associated with the settlement of the Company's consulting invoices in 1999-2001 and that the Company's UMTS license decisions had been made without any risk analyses. The internal examination, performed by Sonera's internal audit function and reviewed by the independent external auditors of the Company, found no evidence or support for the anonymous malpractice claims.

        In August, the Company's Board of Directors also requested the independent external auditors of the Company to conduct a review of the Interim Report of June 30, 2002, with special emphasis on the accounting practice and the valuation of deferred tax asset. On the basis of the review conducted by the independent auditors, nothing has come to their attention that causes them to believe that the Interim Report of June 30, 2002 would not give a true and fair view of the financial status of the Company.

        In August, Sonera also received inquiries by the Finnish Financial Supervision Authority (FFSA) in relation to the timing of announcing the UMTS write-downs, the deferred tax asset recorded from the write-downs, and the Finnish Government's decision in principle on its ownership policy. Sonera has responded to these inquiries and the FFSA has informed Sonera that no further measures are necessary.

        As a result of its EUR 4,280 million write-down of its UMTS investments in Germany and Italy, Sonera recorded a deferred tax benefit of EUR 1,235 million in the second quarter of 2002. Although Sonera currently estimates that the deferred tax asset can be realized in six to eight years under different scenarios, there can be no assurance of sufficient taxable income within this period. Tax loss carry-forwards in Finland expire after ten years. For the nine months ended September 30, 2002, Sonera's estimated taxable income in Finland, before non-recurring gains and losses, was approximately EUR 350 million.

EXCHANGE OFFER FOR THE MERGER OF SONERA AND TELIA STARTS IN OCTOBER

        On March 26, 2002, Sonera and Telia AB of Sweden announced a plan to merge. On July 10, 2002, the two companies received an approval of the merger by the European Commission. In its approval, the EU Commission conditioned the merger on the following commitments by Telia and Sonera:

—Telia has committed to sell its mobile operations, dealership chain and wireless LAN business in Finland. In addition, the combined company has agreed to provide to the purchaser of Telia's mobile operations in Finland national roaming on commercial terms and at a fair price if the purchaser does not already have a nationwide GSM network in Finland.

—Telia has committed to sell its Com Hem AB cable TV business and related network in Sweden.

—The combined company has committed to ensure that its fixed and mobile network businesses in Sweden and Finland are held in separate legal entities, which are distinct from related retail activities. The network companies' Boards of Directors will include an external director appointed according to corporate law. This commitment can be revised after five years.

—The combined company has committed to make available to telecommunications operators in Sweden and Finland its regulated wholesale fixed and mobile network products and international GSM roaming in Sweden and Finland on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. Pertaining to the roaming product, the combined company will have the right to require reciprocity in respect of prices, quality and other conditions. This obligation to provide services on a non-discriminatory basis is in force for a period of three years and will be subject to a fast-track dispute resolution procedure by arbitration.

        Sonera and Telia estimate that the conditions set by the EU will have only a minor effect on the combined company's results of operations, financial condition and cash flows.

        In the first six months of 2002, on a pro forma basis, the combined TeliaSonera would have reported revenues of EUR 4.4 billion, underlying EBITDA of EUR 1.3 billion, underlying EBITDA margin of 30.5%, and an operating loss of EUR 0.3 billion.

        Telia's exchange offer to Sonera's shareholders commenced on October 7, 2002.

SONERA UPGRADES THE FULL-YEAR PROFITABILITY OUTLOOK

        Despite the uncertain economic outlook in Sonera's main market areas, the Group's comparable revenues, as adjusted for disposals and acquisitions, are estimated to grow in 2002, albeit at a markedly slower rate than in the previous year. Sonera's underlying EBITDA, however, is estimated to improve by more than one-third from the 2001 level and the EBITDA margin is set to rise to the level of 35% of revenues.

        The growth in revenues from Mobile Communications Finland is estimated to slow down significantly from the figure a year ago and to be markedly less than 5% in 2002. The slowdown in growth is primarily attributable to the delayed availability of the more advanced terminal devices, the new interconnection agreements, SMS price reduction, as well as tightening competition. Underlying EBITDA in euro terms is estimated to be higher than the level of 2001.

        Within Sonera's International Mobile Communications, the acquisition of control in Fintur in August 2002 will contribute significantly to the overall growth of consolidated revenues in the fourth quarter of 2002. Accordingly, Sonera's International Mobile Communications is also expected to record a positive underlying EBITDA for the full year 2002.

        Owing to the paring down of the Service Businesses and the disposals carried out, revenues from Service Businesses will decline in 2002. On the other hand, the negative underlying EBITDA contribution from the business area will be limited to a maximum of EUR 50 million in 2002. In 2003 the business area's underlying EBITDA will reach at least the breakeven level.

        Sonera Telecom's revenues are expected to remain close to the same level as in 2001. Underlying EBITDA will decline from the level of 2001 primarily due to the sale of Primatel and the Gateway leasing business, revised revenue sharing of mobile international call revenues between Sonera Telecom and Mobile Communications Finland and decreased fixed voice revenues. Underlying EBITDA is estimated to be approximately EUR 180 million.

        Excluding non-recurring items, the consolidated underlying operating profit is estimated to double as compared to 2001. The reported operating profit, however, will be clearly lower than in 2001 due to smaller capital gains and the write-downs recorded in the second quarter of 2002.

        Excluding the Group 3G write-down, Sonera estimates that the underlying equity loss will narrow to a range of EUR 100 million to EUR 150 million for the full year.

        It is estimated that the Group's cash provided by operating activities will improve significantly in 2002 as underlying EBITDA strengthens and interest expenses diminish. After the acquisition of Fintur, capital expenditures on fixed assets are estimated to be approximately EUR 300 million in 2002. As a result, the simplified free cash flow measure as followed by Sonera (underlying EBITDA, less cash-based interest expenses, less capital expenditures on fixed assets) is estimated to be EUR 350-400 million.

TARGET FOR 2003

        Sonera's consolidated revenues are estimated to grow in 2003 especially due to the consolidation of Fintur for the full year. Sonera's target is that underlying EBITDA for 2003 will improve from the 2002 level, and that the underlying EBITDA margin will be at least 35% of revenues.

        Sonera's target for operating profit (excluding any non-recurring items) is significant improvement from the level of 2002 and that the operating profit margin is at least 20% of revenues. As a result, the return on capital employed is targeted to be over 10% and the return on shareholders' equity about 15%.

Helsinki, Finland
October 25, 2002

SONERA CORPORATION
Board of Directors

Financial information

        The financial information given in this interim report is based on Sonera's unaudited consolidated interim financial statements that are prepared in accordance with Finnish accounting practice. This interim report includes information on "underlying EBITDA" and on other similar "underlying" measures of Sonera's results of operations. Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Sonera's management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of the operating results from Sonera's business segments. Sonera's management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the segmental operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

Forward-Looking Statements

        This interim report contains statements concerning, among other things, Sonera's financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent Sonera's future expectations. Sonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including Sonera's market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of Sonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Sonera undertakes no obligation to update any of them in light of new information or future events.

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

INCOME STATEMENT

	July–Sept.		Jan.–Sept.
EUR million					Change %	Full year 2001
	2002	2001	2002	2001
Revenues	551	549	1,635	1,631	0	2,187
Other operating income	14	9	396	911	(57)	916
Cost of services and goods	(197)	(173)	(554)	(523)	6	(708)
Personnel expenses	(89)	(112)	(305)	(384)	(21)	(512)
Other operating expenses	(94)	(126)	(725)	(394)	84	(600)
Depreciation and amortization(1)	(85)	(84)	(246)	(252)	(2)	(332)
Operating profit	100	63	201	989	(80)	951
Equity income in associated companies	5	(41)	(3,974)	(135)		(202)
Sales and write-downs of short-term investments	—	(366)	(43)	(366)		(272)
Financial income and expenses	(28)	(8)	(16)	(35)		(32)
Profit before income taxes and minority interest	77	(352)	(3,832)	453	(946)	445
Income taxes	(27)	28	1,219	(100)		(35)
Minority interest	(3)	(1)	(3)	—		(1)
Net income	47	(325)	(2,616)	353	(841)	409
Average number of shares (1,000 shares)	1114752	906091	1114752	906091	23	924346
Diluted average number of shares (1,000 shares)	1114752	906091	1114752	906091	23	924346
Earnings per share (euros)	0.04	(0.35)	(2.35)	0.39	(703)	0.44
Diluted earnings per share (euros)	0.04	(0.35)	(2.35)	0.39	(703)	0.44
Underlying EBITDA(2)	199	183	585	407	44	562
Underlying EBITDA-margin(%)	36	33	36	25		26

(1)
In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of EUR 4 million in July-September 2002 and EUR 213 million in January-September 2002, including an impairment loss of EUR 209 million (EUR 17 million in July-September 2001, EUR 52 million in January-September 2001 and EUR 69 million for the full year 2001).

(2)
Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring and other non-recurring expenses.

UNDERLYING RESULTS
(EXCLUDING NON-RECURRING INCOME AND EXPENSES)

	July–Sept.		Jan.–Sept.
EUR million					Change %	Full year 2001
	2002	2001	2002	2001
Revenues	551	549	1,635	1,631	0	2,187
Other operating income	10	8	22	20	10	26
Cost of services and goods	(197)	(173)	(554)	(523)	6	(708)
Personnel expenses	(92)	(96)	(295)	(366)	(19)	(488)
Other operating expenses	(73)	(105)	(223)	(355)	(37)	(455)
Depreciation and amortization(1)	(85)	(84)	(246)	(252)	(2)	(332)
Underlying operating profit	114	99	339	155	119	230
Equity income in associated companies	5	(41)	(130)	(135)	(4)	(202)
Financial income and expenses	(28)	(8)	(16)	(35)	54	(32)
Underlying profit before income taxes and minority interest	91	50	193	(15)	1,387	(4)
Income taxes	(33)	5	(24)	6	—	68
Minority interest	(3)	(1)	(3)	—		(1)
Underlying net income	55	54	166	(9)	1,944	63
Underlying earnings per share (euros)	0.05	0.06	0.15	(0.01)	1,600	0.07
Diluted earnings per share (euros)	0.05	0.06	0.15	(0.01)	1,600	0.07
Underlying EBITDA	199	183	585	407	44	562
The following non-recurring income and expenses have been excluded from the underlying results:
Gains from sale of shares and fixed assets	5	1	374	891		890
Restructuring and other non-recurring expenses	(6)	(16)	(36)	(33)		(45)
Losses from sale of shares and fixed assets, and write-downs of shares	(13)	(21)	(40)	(24)		(124)
Write-downs of UMTS investments	—	—	(4,280)	—		—
Sales and write-downs of short-term investments	—	(366)	(43)	(366)		(272)
Tax effect of non-recurring income and expenses	6	23	1,243	(106)		(103)
Total	(8)	(379)	(2,782)	362		346

        Income and expenses in the underlying results have not been adjusted with the effects of businesses sold and acquired.

(1)
In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of EUR 4 million in July-September 2002 and EUR 213 million in January-September 2002, including an impairment loss of EUR 209 million (EUR 17 million in July-September 2001, EUR 52 million in January-September 2001 and EUR 69 million for the full year 2001).

BALANCE SHEET

EUR million	Sept. 30, 2002	Sept. 30, 2001	Dec. 31, 2001
Fixed assets and other long-term investments
Intangible assets	266	110	98
Property, plant and equipment	1,423	1,280	1,269
Long-term investments and receivables	1,572	5,874	6,068
Deferred tax asset	1,150	—	—
Total	4,411	7,264	7,435
Current assets
Inventories	15	38	33
Current loans receivable	1	66	45
Other current receivables	504	725	565
Short-term investments	552	1,005	620
Cash and cash equivalents	95	77	96
Total	1,167	1,911	1,359
TOTAL ASSETS	5,578	9,175	8,794
Shareholders' equity	1,921	3,558	4,575
Minority interest	114	16	13
Non-current liabilities
Long-term debt	2,246	3,783	2,007
Other long-term liabilities	229	69	148
Total	2,475	3,852	2,155
Current liabilities
Current debt	150	314	55
Current portion of long-term debt	383	814	1,418
Other current liabilities	535	621	578
Total	1,068	1,749	2,051
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	5,578	9,175	8,794

STATEMENT OF CASH FLOWS

	July–Sept.		Jan–Sept.
EUR million					Full year 2001
	2002	2001	2002	2001
Cash provided by operating activities
Net income	47	(325)	(2,616)	353	409
Depreciation and amortization	85	84	246	252	332
Write-downs of UMTS investments	—	—	4,280	—	—
Gain from sale of Pannon shares	—	—	(220)	—	—
Gain from sale of Sonera Info Communications	—	—	(90)	—	—
Other (gains) losses from sale of shares and fixed assets	—	1	(55)	(889)	(883)
Equity (income) loss in associated companies	(5)	41	130	135	202
Sales and write-downs of short-term investments	—	378	43	378	272
Deferred tax expense (benefit)	27	(72)	(1,230)	(101)	(17)
Change in working capital and other items	66	(23)	21	(22)	(118)
Total	220	84	509	106	197
Cash (used in) provided by investing activities
Capital expenditures	(63)	(94)	(170)	(266)	(359)
Investments in shares and shareholder loans	(32)	(106)	(155)	(497)	(572)
Proceeds from sale of shares and fixed assets	25	768	1,023	1,943	2,193
Change in short-term investments and other items	405	(225)	(370)	(342)	(39)
Total	335	343	328	838	1,223
Cash provided by (used in) by financing activities
Change in long-term debt	(592)	1,579	(900)	2,501	1,476
Change in current debt	52	(2,010)	65	(3,388)	(3,793)
Equity issue	—	—	—	—	973
Dividends paid	—	—	—	(67)	(67)
Sale of rights related to treasury shares	—	—	—	—	1
Total	(540)	(431)	(835)	(954)	(1,410)
Effect of exchange rate changes	(2)	(3)	(3)	(1)	(2)
Change in cash and cash equivalents	13	(7)	(1)	(11)	8

        Cash provided by operating activities under the direct method presentation:

	July–Sept.		Jan–Sept.
EUR million					Full year 2001
	2002	2001	2002	2001
Payments received from customers	550	543	1,646	1,669	2,232
Payments to suppliers	(261)	(312)	(881)	(1,067)	(1,369)
Payments to personnel	(87)	(88)	(254)	(301)	(397)
Total	202	143	511	301	466
Dividends received	10	13	41	35	47
Interest income received	6	5	16	15	21
Interest expenses paid	(22)	(58)	(86)	(233)	(299)
Income taxes refunded (paid)	19	(23)	22	(15)	(41)
Other items	5	4	5	3	3
Cash provided by operating activities	220	84	509	106	197

EQUITY INCOME IN ASSOCIATED COMPANIES

	July–Sept.		Jan–Sept.
EUR million						Full year 2001
	2002	2001	2002	2001	Change
Turkcell Iletisim Hizmetleri A.S.	1	(16)	(17)	(49)	32	(61)
Fintur Holdings B.V.	(3)	(18)	(49)	(78)	29	(96)
Other GSM operators	15	18	31	43	(12)	56
UMTS associated companies	—	(16)	(77)	(28)	(49)	(79)
Fixed network operators	5	7	19	23	(4)	35
Other associated companies	—	(2)	4	(2)	6	2
Write-down of Group 3G	—	—	(3,844)	—	(3,844)	—
Amortization of goodwill	(13)	(14)	(41)	(44)	3	(59)
Total	5	(41)	(3,974)	(135)	(3,839)	(202)

FINANCIAL INCOME AND EXPENSES

	July–Sept.		Jan–Sept.
EUR million						Full year 2001
	2002	2001	2002	2001	Change
Dividend income	—	—	—	12	(12)	14
Interest income(1)	7	43	73	139	(66)	183
Interest expenses	(33)	(70)	(108)	(228)	120	(279)
Capitalized interest expenses	1	13	24	40	(16)	52
Other financial income and expenses	(2)	3	(4)	1	(5)	1
Exchange rate gains and losses	(1)	3	(1)	1	(2)	(3)
Total	(28)	(8)	(16)	(35)	19	(32)

(1)
Interest income includes non-cash interest income from Group 3G UMTS Holding GmbH totaling EUR 51 million January-September 2002 (EUR 34 million in July-September 2001, EUR 118 million in January-September 2001 and EUR 154 million in January-December 2001). In July-September 2002, there was no interest income from Group 3G UMTS Holding GmbH.

CHANGES IN SHAREHOLDERS' EQUITY

EUR million	Sept. 30, 2002	Sept. 30, 2001	Full year 2001
Shareholders' equity on January 1	4,575	3,233	3,233
Equity issue	—	—	982
Dividends paid	—	(67)	(67)
Sale of rights related to treasury shares	—	—	2
Currency translation adjustment	(38)	39	16
Net income	(2,616)	353	409
Shareholders' equity on Sept. 30/Dec. 31	1,921	3,558	4,575

COMMITMENTS AND CONTINGENT LIABILITIES

EUR million	Sept. 30, 2002	Dec. 31, 2001
Assets pledged
To secure own commitments	6	6
To secure borrowings of subsidiaries(1)	33	—
To secure borrowings of associated companies(2)	4	24
Guarantees on behalf of associated companies for financing	57	35
Guarantees on behalf of other companies
Guarantees on behalf of Xfera Móviles S.A.	411	428
Guarantees on behalf of Ipse 2000 S.p.A.	37	180
Minimum operating lease payments	266	264
Other commitments	93	31

(1)
Pledges given as a security for the loans of the Fintur companies. Sonera is currently in the process of refinancing the majority of loans of the Fintur companies with Group-internal financing, after which the pledges will be released.

(2)
Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totals EUR 25 million (December 31, 2001: EUR 23 million).

DERIVATIVE FINANCIAL INSTRUMENTS

	Sept. 30, 2002		Dec. 31, 2001
EUR million	Contract value	Carrying value	Fair value	Fair value
Forward foreign exchange contracts	254	1	1	(1)
Interest rate swaps	1,640	14	30	41
Purchased interest rate options	200	—	—	—

        Derivative instruments are used in hedging foreign exchange and interest rate risks.

CAPITAL EXPENDITURE ON FIXED ASSETS

EUR million	July–	Sept.	Jan.–	Sept.	Change %	Full year 2001
	2002	2001	2002	2001
Mobile Communications Finland	22	25	63	75	(16)	102
International Mobile Communications	5	—	5	—	100	—
Service Businesses	1	23	9	50	(82)	53
Sonera Telecom	29	30	78	115	(32)	186
Other Operations	6	16	15	26	(42)	18
The Group	63	94	170	266	(36)	359

AVERAGE NUMBER OF PERSONNEL

EUR million	July–	Sept.	Jan.–	Sept.	Change %	Full year 2001
	2002	2001	2002	2001
Mobile Communications Finland	1,664	1,671	1,629	1,627	0	1,792
International Mobile Communications	242	—	123	—	100	—
Service Businesses	1,791	2,734	2,123	2,850	(26)	2,728
Sonera Telecom	3,221	4,947	3,851	5,007	(23)	4,795
Other Operations	494	1,090	450	1,420	(68)	1,167
The Group	7,412	10,442	8,176	10,904	(25)	10,482

BUSINESS AREAS

EUR million	July–	Sept.	Jan.–	Sept.	Change %	Full year 2001
	2002	2001	2002	2001
Revenues
Mobile Communications Finland	312	307	932	907	3	1,213
International Mobile Communications	25	(1)	25	3	—	4
Service Businesses
Sonera SmartTrust	5	10	22	21	5	36
Sonera Zed	12	7	30	14	114	21
Sonera Info Communications	—	14	20	53	(62)	71
Sonera Plaza	14	11	44	39	13	53
Sonera Juxto	15	18	48	52	(8)	72
Other Services	21	16	49	54	(9)	68
Total	67	76	213	233	(9)	321
Sonera Telecom Domestic Voice Services	49	54	158	169	(7)	222
International Voice Services	36	42	109	115	(5)	149
Data Services	38	38	118	117	1	151
Leased Lines	14	15	44	42	5	56
Equipment Sales	29	35	89	91	(2)	118
Construction and Maintenance	—	8	10	21	(52)	35
Sales to other segments and other products	67	63	212	205	3	293
Total	233	255	740	760	(3)	1,024
Other Operations	19	34	60	79	(24)	113
Intra-Group sales	(105)	(122)	(335)	(351)	5	(488)
The Group	551	549	1,635	1,631	0	2,187
Underlying EBITDA
Mobile Communications Finland	162	158	473	463	2	604
International Mobile Communications	9	(5)	6	(10)	160	(14)
Service Businesses
Sonera SmartTrust	(3)	(4)	(12)	(35)	66	(40)
Sonera Zed	(2)	(30)	(11)	(107)	90	(129)
Sonera Info Communications	—	(5)	3	2	50	9
Sonera Plaza	(1)	(5)	(4)	(25)	84	(33)
Sonera Juxto	(2)	(3)	(5)	(13)	62	(14)
Other Services	0	(1)	(2)	(25)	92	(37)
Total	(8)	(48)	(31)	(203)	85	(244)
Sonera Telecom	44	64	137	173	(21)	230
Other Operations	(8)	14	0	(16)	100	(14)
The Group	199	183	585	407	44	562
Operating profit
Mobile Communications Finland	132	126	380	368	3	477
International Mobile Communications	5	(17)	(201)	573	—	569

Service Businesses
Sonera SmartTrust	(6)	(8)	(39)	(45)	13	(63)
Sonera Zed	(6)	(39)	(25)	(126)	80	(182)
Sonera Info Communications	—	—	93	6	—	5
Sonera Plaza	(3)	(9)	(11)	(33)	67	(57)
Sonera Juxto	(2)	(6)	(10)	(20)	50	(25)
Other Services	(3)	(9)	(6)	(35)	83	(62)
Total	(20)	(71)	2	(253)	101	(384)
Sonera Telecom	17	30	86	84	2	108
Other Operations	(34)	(5)	(66)	217	(130)	181
The Group	100	63	201	989	(80)	951

OTHER DATA

EUR million	July– 2002	Sept. 2001	Jan.– 2002	Sept. 2001	Change %	Full year 2001
Number of subscriptions at end of period
Mobile Communications Finland
GSM subscriptions(1)			2472552	2398087	3	2421533
NMT subscriptions			28106	42681	(34)	38250
Service provider subscriptions in Sonera's network			37408	54041	(31)	50245
Total			2538066	2494809	2	2510028
GSM customer churn (%, annualized)(2)	11.0	9.5	11.3	9.7		10.1
Fintur GSM subscriptions
Prepaid			1223053	810646	51	902528
Advanced and post paid			279392	250344	12	225691
Total			1502445	1060990	42	1128219
Fixed network access lines in Finland(3)			729268	760083	(4)	753140
Traffic and use
Mobile Communications Finland
Outgoing minutes (in millions)	1,146	1,087	3,333	3,137	6	4,215
Avg. monthly use per subscription (minutes)	153	149	150	146	3	145
Avg. monthly revenue per subscription (euros)	40.3	40.7	40.2	40.7	(1)	40.5
SMS messages (millions of messages)	197	185	581	541	7	744
Avg. monthly SMS messages sent per subscription	26.7	25.8	26.5	25.7	3	26.4
Avg. monthly user activity for SMS messages (% of customers)	74	72	74	71	4	72
Avg monthly user activity for content services (% of customers)	31	33	31	33	(7)	33
Fixed network in Finland (minutes in millions)
Local calls and network compensations	836	900	2,693	2,921	(8)	3,889
Long-distance calls	111	118	351	390	(10)	518
International calls	55	57	168	174	(3)	232

(1)
Excluding subscriptions of service providers.

(2)
Excluding cases with new subscription owner, but the same user as before.

(3)
ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines.

PRO FORMA CONSOLIDATION OF FINTUR

        The following pro forma consolidated income statement information presents the acquisition of controlling interest in Fintur as if the transaction had taken place already on January 1, 2001. This presentation is for illustrative purposes only, and it is not necessarily indicative of the actual results of operations that would have been reported if the transaction had occurred on January 1, 2001, nor is it indicative of future operating results.

EUR million	Revenues	Under- lying EBITDA	Operating profit	Profit before income taxes and minority interest	Net income	Earnings per share
July-September 2002
Sonera (reported)	551	199	100	77	47	0.04
Fintur (July-August 2002)	49	25	16	14	5
Pro forma adjustments(1)	—	—	(2)	1	(2)
Pro forma consolidated	600	224	114	92	50	0.05
% of revenues		37.3	19.0
July-September 2001
Sonera (reported)	549	183	63	(352)	(325)	(0.35)
Fintur	55	25	10	7	(1)
Pro forma adjustments(1)	—	—	(2)	16	16
Pro forma consolidated	604	208	71	(329)	(310)	(0.34)
% of revenues		34.4	11.8
January-September 2002
Sonera (reported)	1,635	585	201	(3,832)	(2,616)	(2.35)
Fintur (January-August 2002)	166	82	48	35	4
Pro forma adjustments(1)	—	—	(7)	43	42
Pro forma consolidated	1,801	667	242	(3,754)	(2,570)	(2.31)
% of revenues		37.0	13.4
January-September 2001
Sonera (reported)	1,631	407	989	453	353	0.39
Fintur	140	48	13	3	(14)
Pro forma adjustments(1)	—	—	(7)	71	76
Pro forma consolidated	1,771	455	995	527	415	0.46
% of revenues		25.7	56.2

(1)
Pro forma adjustments consist of the preliminary estimated amortization of goodwill, the reversal of equity method of accounting for Fintur, and the recording of minority interest in income of Fintur.

APPENDIX: INFORMATION ON SONERA'S DEBT

TOTAL LOAN PORTFOLIO

        Sonera's long-term and short-term debt (including capital lease obligations) amounted to EUR 2,779 million as of September 30, 2002, which includes EUR 131 million of long-term and short-term loans in the Fintur companies. The average interest rate of debt by Sonera Corporation and its fully owned subsidiaries was approximately 4.64 percent (including the impact of hedging measures). The average interest rate of the Fintur loans was approximately 10.13 percent. Sonera is currently in the process of refinancing the majority of loans of the Fintur companies with Group-internal financing.

LOANS FROM FINANCIAL INSTITUTIONS

—EUR 86 million term loans, due on November 6, 2008, which bear a variable interest rate based on LIBOR (3.65 percent on September 30, 2002);

—EUR 50 million term loan, due on December 11, 2003, which bears a variable interest rate based on Euribor (3.49 percent on September 30, 2002);

—EUR 511 million syndicated revolving credit facility, due in semiannual installments commencing on April 27, 2003 and final maturity on April 27, 2005 with a variable interest rate based on LIBOR (3.82 percent on September 30, 2002). EUR 500 million was drawn out of the facility as of September 30, 2002; and

—EUR 92 million syndicated revolving credit facility, due in semiannual installments commencing on March 17, 2003 and final maturity on March 17, 2004, with a variable interest rate based on LIBOR (3.67 percent on September 30, 2002). The facility was fully drawn as of September 30, 2002.

—EUR 131 million loans taken by the Fintur companies in various currencies, maturing between October 10, 2002 and August 1, 2005 (average interest rate 10.13 percent on September 30, 2002).

—Other loans totaling EUR 7 million.

EUR 3,000 MILLION EURO MEDIUM TERM NOTE (EMTN) PROGRAM

        Sonera has a EUR 3,000 million EMTN program, under which Sonera currently has total borrowings of EUR 1,800 million. The securities issued under the program include:

—EUR 300 million 4.63 percent Fixed Rate Notes due on April 16, 2009;

—EUR 1,000 million 5.63 percent Fixed Rate Notes due on March 14, 2005;

—EUR 300 million Floating Rate Notes due on June 7, 2004 (4.19 percent on September 30, 2002); and

—EUR 200 million 5.13 percent Fixed Rate Notes due on February 17, 2003.

EUR 500 MILLION EURO COMMERCIAL PAPER PROGRAM AND EUR 500 MILLION DOMESTIC COMMERCIAL PAPER PROGRAM

—EUR 24 million of Euro Commercial Paper issue maturing on April 15, 2003 (interest rate 4.48 percent on September 30, 2002);

—EUR 41 million of domestic Commercial Paper issues maturing on December 16, 2002 (average interest rate 4.25 percent on September 30, 2002).

CAPITAL LEASE OBLIGATIONS

        As of September 30, 2002, Sonera had capital lease obligations of EUR 48 million (average interest rate 7.36 percent).

DEBT MATURITIES FOR NEXT 12 MONTHS

	Sept. 30, 2002
EUR million	Long- term loans	Short- term loans	Total
October 2002	2	12	14
November 2002	2	7	9
December 2002	2	61	63
January 2003	2	4	6
February 2003	202	3	205
March 2003	39	5	44
April 2003	93	26	119
May 2003	2	—	2
June 2003	2	7	9
July 2003	2	2	4
August 2003	2	8	10
September 2003	33	15	48
Total	383	150	533

ANNUAL DEBT MATURITIES

	Sept. 30, 2002
EUR million	Long- term loans	Short- term loans	Total
2002 (October-December)	6	80	86
2003	579	70	649
2004	551	—	551
2005	1,107	—	1,107
2006	—	—	—
2007	—	—	—
2008	86	—	86
2009	300	—	300
Total	2,629	150	2,779

BREAKDOWN OF DEBT PORTFOLIO

EUR million	Sept. 30, 2002	Dec. 31, 2001
Loans from financial institutions	866	1,275
Euro Medium Term Notes	1,800	2,150
Euro Commercial Papers	24	4
Finnish Commercial Papers	41	51
Capital lease obligations	48	—
Total	2,779	3,480

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2002	SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE 1(33) October 25, 2002 at 9.15 a.m.
SONERA'S INTERIM REPORT JULY-SEPTEMBER 2002
SIGNATURES